Exhibit 99.2

ANNUAL GENERAL MEETING APRIL 12, 2019 AGENDA AND EXPLANATORY NOTES

AGENDA

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF CNH INDUSTRIAL N.V. (THE “COMPANY”) TO BE HELD ON FRIDAY, APRIL 12, 2019 AT 9:00 A.M. CEST AT THE OFFICES OF FRESHFIELDS BRUCKHAUS DERINGER LLP, STRAWINSKYLAAN 10, 1077 XZ AMSTERDAM, THE NETHERLANDS

1.	OPENING

2.	ANNUAL REPORT 2018

a. Application of the remuneration policy in 2018 (discussion only item)

b. Policy on additions to reserves and on dividends (discussion only item)

c. Adoption of the 2018 Annual Financial Statements (voting item)

d. Determination and distribution of dividend (voting item)

e. Release from liability of the executive directors and the non-executive directors of the Board (voting item)

3.	RE-APPOINTMENT OF THE EXECUTIVE DIRECTORS AND (RE-)APPOINTMENT OF THE NON-EXECUTIVE DIRECTORS

a. Re-appointment of Suzanne Heywood (voting item)

b. Re-appointment of Hubertus Mühlhäuser (voting item)

c. Re-appointment of Léo W. Houle (voting item)

d. Re-appointment of John B. Lanaway (voting item)

e. Re-appointment of Silke C. Scheiber (voting item)

f. Re-appointment of Jacqueline A. Tammenoms Bakker (voting item)

g. Re-appointment of Jacques Theurillat (voting item)

h. Appointment of Alessandro Nasi (voting item)

i. Appointment of Lorenzo Simonelli (voting item)

4.	RE-APPOINTMENT OF INDEPENDENT AUDITOR

Proposal to re-appoint Ernst & Young Accountants LLP as the independent auditor of the Company (voting item)

5.	REPLACEMENT OF THE EXISTING AUTHORIZATION TO THE BOARD OF THE AUTHORITY TO ACQUIRE COMMON SHARES IN THE CAPITAL OF THE COMPANY (VOTING ITEM)

6.	CLOSE OF MEETING

EXPLANATORY NOTES TO THE AGENDA

Item 1: Opening

The chairperson of the meeting will open the Annual General Meeting of shareholders.

Item 2:  Annual Report 2018

◾	2a Application of the remuneration policy in 2018 (discussion only item)

The director’s remuneration report for 2018 is contained in the Company’s Annual Report and complies with the remuneration policy adopted by the shareholders at the Annual General Meeting held in 2014 and updated at the Annual General Meeting held in 2017. For further details on the remuneration of the Company’s directors, please refer to the “Remuneration of Directors” section of the Annual Report.

◾	2b Policy on additions to reserves and on dividends (discussion only item)

Subject to the adoption of the 2018 Annual Financial Statements (inclusive of both Consolidated and Statutory Financial Statements) by the Annual General Meeting of shareholders, the Board, in accordance with article 21, paragraph 9, of the articles of association of the Company (“Articles of Association”), proposes to shareholders to distribute a dividend in cash of €0.18 per outstanding common share (after the allocation of the relevant amount to the special voting shares dividend reserve in accordance with article 22, paragraph 4, of the Articles of Association).

◾	2c Adoption of the 2018 Annual Financial Statements (voting item)

The executive directors of the Company will present the development of the business and results achieved in 2018. Further, they will comment on the Report on Operations. Please refer to the relevant sections of the Annual Report.

The Company’s 2018 Annual Financial Statements have been drawn up by the Board and audited by Ernst & Young Accountants LLP, the Netherlands, that has issued an unqualified opinion. It is proposed that the 2018 Annual Financial Statements be adopted by the Annual General Meeting of shareholders.

◾	2d Determination and distribution of dividend (voting item)

The Board recommends to shareholders the distribution of a dividend in cash of € 0.18 per common share, totaling approximately €244 million (equivalent to approximately $277 million, translated at the exchange rate reported by the European Central Bank on February 27, 2019).

The outstanding common shares will be quoted ex-dividend from April 23, 2019; the record date for the dividend shall be April 24, 2019 on both MTA and NYSE. It is expected that the dividend on the outstanding common shares will be paid on May 2, 2019.

◾	2e Release from liability of the executive directors and the non-executive directors of the Board (voting item)

The Annual General Meeting of shareholders is requested to release: (i) the executive directors from liability for their management insofar as such management is apparent from the financial statements or otherwise disclosed to the shareholders prior to the adoption of the annual accounts, and (ii) the non-executive directors from liability for their supervision insofar as such supervision is apparent from the financial statements or otherwise disclosed to the shareholders prior to the adoption of the annual accounts.

Item 3:  Re-appointment of the executive directors and (re-)appointment of the non-executive directors

Pursuant to article 13, paragraph 3 of the Articles of Association, the term of office of the executive directors and the non-executive directors will expire on the day the first Annual General Meeting of shareholders is held in the calendar year following their year of appointment. Each executive director and each non-executive director may be re-appointed at any subsequent Annual General Meeting of shareholders. In light of the size of the Company, the complexity and specific characteristics of the segments in which it operates and the worldwide presence of its business, the Board must consist of persons with skills, experiences and cultures, both general and specific, acquired in an international environment, not only in relation to the capital goods industry but also with respect to general macroeconomics and market globalization issues. An adequate and diversified mix of skills, expertise, and other diversity factors are necessary prerequisites to achieve a Board having the appropriate diversification and collegial capabilities.

The composition of the Board should also be correctly balanced between executive directors, i.e. those who hold responsibility for the day-to-day management and are vested with executive powers, and non-executive directors. Finally, the presence of independent directors is essential in order to protect the interests of all shareholders and third parties. On the basis of the proposal made by the Governance and Sustainability Committee, the Board therefore proposes that the number of directors be set at nine, a number deemed appropriate for the effective functioning of the Board and its Committees. The Board recommends the re-appointment of the current executive directors (Ms. Heywood and Mr. Mühlhäuser), the re-appointment of Mr. Houle, Mr. Lanaway, Ms. Scheiber, Ms. Tammenoms Bakker, and Mr. Theurillat, and the appointment of Mr. Alessandro Nasi and Mr. Lorenzo Simonelli as non-executive directors. Both executive directors and all non-executive directors are eligible and have stated their willingness to accept either a re-appointment or an appointment as the case may be.

Pursuant to the Articles of Association, the new term of office of the directors will expire on the day of the first Annual General Meeting of shareholders that will be held in 2020. The directors’ remuneration will comply with the Remuneration Policy adopted by the shareholders at the Annual General Meeting held in 2014 and updated at the Annual General Meeting held in 2017.

◾	3a Re-appointment of Suzanne Heywood (voting item)

◾	3b Re-appointment of Hubertus Mühlhäuser (voting item)

The Board believes that the contribution and performance of both executive directors seeking re-appointment at the Annual General Meeting of shareholders continue to be effective, and that they each demonstrate commitment to their respective roles in the Company. Accordingly, the Board recommends to re-appoint Suzanne Heywood and Hubertus Mühlhäuser as executive directors.

◾	3c Re-appointment of Léo W. Houle (voting item)

◾	3d Re-appointment of John B. Lanaway (voting item)

◾	3e Re-appointment of Silke C. Scheiber (voting item)

◾	3f Re-appointment of Jacqueline A. Tammenoms Bakker (voting item)

◾	3g Re-appointment of Jacques Theurillat (voting item)

◾	3h Appointment of Alessandro Nasi (voting item)

◾	3i Appointment of Lorenzo Simonelli (voting item)

The Board believes that the contribution and performance of the non-executive directors seeking re-appointment at the Annual General Meeting of shareholders continue to be effective, and that they each demonstrate commitment to their respective roles in the Company. Accordingly, the Board recommends to re-appoint Léo W. Houle, John B. Lanaway, Silke C. Scheiber, Jacqueline A. Tammenoms Bakker and Jacques Theurillat. The Board further recommends the appointment of Alessandro Nasi and Lorenzo Simonelli as non-executive directors. The Board deems that these candidates are fully aligned with the high professional profile of the Board, and its combination of different international professional skills and backgrounds.

The relevant biographical details and curriculum vitae of each nominee is available for inspection at the offices of the Company as well as on the Company’s website (www.cnhindustrial.com).

Item 4:  Re-appointment of Independent Auditor

◾	Proposal to re-appoint Ernst & Young Accountants LLP as the independent auditor of the Company (voting item)

The Audit Committee has reviewed and considered the performance of the independent auditors in connection with the review and audit of the Company’s 2018 quarterly and consolidated annual audited financial statements and, based on such review, the Audit Committee has recommended to the Board the re-appointment of Ernst & Young Accountants LLP as Company’s independent auditor for the financial year ending December 31, 2019.

Item 5:  Replacement of the existing authorization to the Board of the authority to acquire common shares in the capital of the Company (voting item)

Consistent with previous resolutions of the Annual General Meetings of shareholders, at the Annual General Meeting of shareholders held on April 13, 2018, shareholders renewed the authority granted to the Board to acquire common shares in the capital of the Company through stock exchange trading or otherwise to a maximum of up to 10% of the issued common shares as of April 13, 2018. Such authorization is for a period of 18 months from the date of the 2018 Annual General Meeting of shareholders.

On April 27, 2018, pursuant to such shareholders’ authorization, the Board launched a Share Buyback Program (the ”Current Program”) in accordance with EU regulations on the MTA and other EU electronic trading platforms. Information and up-to-date details of the Current Program are available in a dedicated section on the CNH Industrial website (www.cnhindustrial.com).

In order to maintain the necessary operating flexibility over an adequate time period, including the implementation of the Current Program, and considering the fact that the current authorization expires on October 12, 2019, the Board proposes to the Annual General Meeting to replace the existing authority by a new authorization to acquire common shares in its own capital through stock exchange trading on the MTA and the NYSE or otherwise for a period of 18 months from the date of the 2019 Annual General Meeting of shareholders and therefore from April 12, 2019, and up to and including October 11, 2020 (such in accordance with article 7 of the Articles of Association and in compliance with applicable rules and regulations). Neither the renewal of the authorization, nor the launch of any program obliges the Company to buy-back any common shares. Buy-back of shares will be subject to a further resolution of the Board of Directors approving either further purchases under the Current Program or the launch of a new program. In any event, such programs may be suspended, discontinued or modified at any time for any reason and without previous notice, in accordance with applicable laws and regulations.

The Board’s authority shall be limited to a maximum of up to 10% of the issued common shares on April 12, 2019 and, in compliance with applicable rules and regulations, purchases will be subject to a maximum price per common share equal to the average of the highest price on each of the five trading days prior to the date of acquisition, as shown in the Official Price List of the MTA or NYSE (as the case may be) plus 10% (maximum price) and to a minimum price per common share equal to the average of the lowest price on each of the five trading days prior to the date of acquisition, as shown in the Official Price List of the MTA or NYSE (as the case may be) minus 10% (minimum price).

Item 6:  Close of meeting

The chairperson of the meeting will close the Annual General Meeting of shareholders. Final greetings.

CNH Industrial N.V., March 1, 2019

THIS IS NOT A PROXY STATEMENT. THE COMMON SHARES AND SPECIAL VOTING SHARES OF CNH INDUSTRIAL N.V. ARE EXEMPT FROM THE PROXY RULES UNDER THE UNITED STATES SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.